Exhibit 99.2

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tel.: + 33 (0) 1 47 44 45 91

Victoria CHANIAL

Tel.: + 33 (0) 1 47 44 35 86

Aude COLAS des FRANCS

Tel.: + 33 (0) 1 47 44 47 05

Sandra DANTE

Tel.: + 33 (0) 1 47 44 46 07

Vincent GRANIER

Tel.: + 33 (0) 1 41 35 90 30

Paul NAVEAU

Tel. : + 33 (0) 1 41 35 22 44

Hortense OURY

Tel.: + 33 (0) 1 47 44 23 34

Florent SEGURA

Tel.: + 33 (0) 1 47 44 31 38

Anastasia ZHIVULINA

Tel.: + 33 (0) 1 47 44 76 29

TOTAL S.A.

Capital 5 914 832 865 euros

542 051 180 R.C.S. Nanterre

www.total.com

Total Sells 25% Interest in Italy’s Tempa Rossa Field to Mitsui

Paris, March 18, 2013— Total today announces that it has finalized an agreement to sell a 25% interest in the Tempa Rossa field, located in the Basilicata region of southern Italy, to Mitsui E&P Italia A S.r.l. The Group is retaining a 50% interest in the Gorgoglione concession and operatorship. Shell holds the remaining 25%.

The transfer of interests will take effect after the Italian authorities have approved the transaction.

“We are very pleased with this transaction, which further strengthens the ties between Total and Mitsui,” said Olivier de Langavant, Senior Vice President, Strategy, Business, Development and R&D at Total Exploration & Production. “It is another step toward achieving the asset disposal objectives announced by Total for the period 2012-2014.”

The Tempa Rossa field is scheduled to come on stream in early 2016, producing 50,000 barrels of oil per day at plateau, along with 230,000 cubic meters of natural gas and 240 metric tons of LPG per day. Italy’s oil production will increase nearly 40% as a result.

The development represents an investment of €1.6 billion. Total awarded the EPC contracts in 2012.

Total in Italy

Total is present across the oil value chain and in chemicals and photovoltaic solar energy in Italy. Total E&P Italia SpA, the Group’s local exploration and production affiliate, also has interests in five exploration licenses located in the same region as the Tempa Rossa project.

Total’s main presence in the Marketing & Services sector is through TotalErg, Italy’s number three petroleum product operator with a nearly 12% market share.

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Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries. The Group is also a first rank player in chemicals. Its 96,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, new energies, trading, and chemicals. Total is working to help satisfy the global demand for energy, both today and tomorrow. www.total.com